FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of: July, 2006
Commission File Number : 001-15218
LAFARGE
(Translation of registrant’s name into English)
61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑    Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐    No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Lafarge S.A., File No. 333-135665.

Signatures
EX-99.1: DEBT SECURITIES UNDERWRITING AGREEMENT STANDARD PROVISIONS
EX-99.2: UNDERWRITING AGREEMENT
EX-99.3: FORM OF GLOBAL NOTES (6.15% NOTES DUE 2011)
EX-99.4: FORM OF GLOBAL NOTES (6.50% NOTES DUE 2016)
EX-99.5: FORM OF GLOBAL NOTES (7.125% NOTES DUE 2036)

This Form 6-K contains the following exhibits:

Exhibit
Exhibit	No.
Lafarge S.A. Debt Securities Underwriting Agreement Standard Provisions, dated July 13, 2006	99.1

Underwriting Agreement, entered into by and among Lafarge S.A. and the several underwriters listed in Schedule 1 thereto, dated July 13, 2006	99.2

Form of Global Notes (6.15% Notes Due 2011)	99.3

Form of Global Notes (6.50% Notes Due 2016)	99.4

Form of Global Notes (7.125% Notes Due 2036)	99.5

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 17, 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier

Name: Jean-Jacques Gauthier
Title: Group Executive Vice President, Finance